UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-07977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation,

28601 Clemens Road,

Westlake, Ohio 44145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee and Participants

Nordson Hourly-Rated Employees’ Savings Trust Plan

Westlake, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 22, 2012

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

	December 31
	2011	2010
ASSETS

Receivables:
Employer contributions	$17,589	$8,696
Employee contributions	-	328
Notes receivable from participants	722,635	662,159
Dividends	11,606	7,272

Total Receivables	751,830	678,455

Investments:
Nordson Corporation common stock	3,823,481	3,181,713
Hartford Life GA #2374-A, 3.25%	3,788,153	3,668,941
Mainstay S&P 500 Index Fund (Class I)	1,228,759	1,179,598
Mainstay Large Cap Growth (Class I)	1,157,595	1,124,315
KeyBank NA Managed Guaranteed Investment Contract Fund	1,082,577	2,868,593
MFS International New Discovery Fund (Class A)	909,253	1,009,189
MFS Institutional International Equity Fund	90,241	18,537
Baron Small Cap Fund	537,763	542,696
Mainstay Balanced Fund (Class I)	459,844	434,123
Mainstay Cash Reserves Fund (Class I)	610,634	510,434
PIMCO Total Return Fund (Administrative Class)	625,552	668,639
Hartford Life GA #2374-B, 3.25%	199,668	196,307
T. Rowe Price Institutional Large-Cap Value Fund	139,042	80,400
Vanguard Mid-Cap Index Fund (Investor Shares)	72,766	24,914

Total Investments	14,725,328	15,508,399

TOTAL ASSETS	15,477,158	16,186,854

LIABILITIES	-	-

Net Assets Available for Benefits at Fair Value	15,477,158	16,186,854

Adjustment from fair value to contract value for fully benefit-responsive contracts	(27,816)	(40,326)

NET ASSETS AVAILABLE FOR BENEFITS	$15,449,342	$16,146,528

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

	Year Ended December 31
	2011	2010
Additions to Net Assets Attributed to:
Contributions:
Employer	$168,916	$147,300
Employee	409,992	388,243

Total Contributions	578,908	535,543

Interest income - notes receivable from participants	27,008	34,225

Investment Income:
Interest and dividend income	263,573	236,904
Net unrealized/realized appreciation (depreciation)	(755,719)	2,108,872

Net Investment Income (Loss)	(492,146)	2,345,776

Deductions from Net Assets Attributed to:
Benefits paid to participants	866,067	1,226,381
Expenses	8,213	2,352

Total Deductions	874,280	1,228,733

Net Increase (Decrease)	(760,510)	1,686,811

Transfer from another plan: Nordson Corporation Union Employees Stock Ownership Plan	63,324	37,389

Net Assets Available for Benefits:
Beginning of Year	16,146,528	14,422,328

End of Year	$15,449,342	$16,146,528

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan

The following description of the Nordson Hourly-Rated Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of Nordson Corporation (the Company) covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was restated effective January 1, 2010 to incorporate all prior amendments and permit retirees who return to work on a part-time basis to continue to receive installment payments.

Eligibility:

All hourly-rated, full time domestic employees of the Company who are covered by a collective bargaining agreement are eligible to participate in the Plan beginning with the first payroll period 90 days after completion of one hour of service. New employees will be auto-enrolled into the plan with pre-tax contributions of 3% of their compensation.

Contributions:

Pre-tax employee contribution—Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Post tax employee contribution—Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Employer Contributions—The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions. In addition, the Company makes an annual contribution in an amount equal to 1% of prior year eligible pay into the account of each participant hired on or after November 1, 2004, provided that the employee has completed his probationary period and is employed as of December 31st.

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund using a synthetic net asset value approach.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s percentage of regular contribution (1 to 3%) for the Plan year bears to the aggregate percentage of employee’s regular contributions for such Plan year of all active participants. However, no forfeitures of a participant’s account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting distribution.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures for the years ended December 31, 2011 and 2010 were $54 and $97, respectively and were fully allocated to the remaining participant accounts.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

1	Description of Plan, Continued

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes receivable are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The notes are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon retirement after age 55, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account which is attributable to employer matching contributions and which is invested in the Nordson Match Stock Fund transferred to any other investment option.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments in equity and debt securities, traded on a national exchange, and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Notes Receivable from Participants:

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Recent Accounting Pronouncements:

In January 2010, the FASB issued Accounting Standard Update 2010-06, which requires additional disclosures related to fair value measurements. The Plan adopted the disclosure requirements related to significant transfers in and out of Levels 1 and 2 of the fair value hierarchy effective January 1, 2010. Effective January 1, 2011, the Plan adopted the remaining disclosure changes which require the reporting of disaggregated information about activity in Level 3 fair-value measurement on a gross basis, rather than as one net amount, and has included this information in Note 4.

In May 2011, the FASB issued Accounting Standard Update 2011-04 to improve the consistency of fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards. Further, ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact to the Plan’s financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3	Tax Status

On December 12, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended, however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements

The Plan has adopted the accounting standard regarding fair value measurements. This standard defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The standard also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability;

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan:

Mutual funds: The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market; thus the mutual funds are classified within Level 1 of the hierarchy.

Money market funds: The money market fund is a public investment vehicle that is valued with a NAV of $1. This NAV is a quoted price in an active market and is classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Common/collective funds: The KeyBank NA Managed Guaranteed Investment Contract Fund is a public investment vehicle valued using the NAV provided by KeyBank, the administrator of the fund. The NAV is based on the value of the assets owned by the fund, less liabilities. This investment is not quoted on an active market. The value of the assets held by the fund is based on Level 2 inputs: quoted prices for similar investments, present-value calculations, etc. Therefore this investment is classified within Level 2 of the hierarchy.

Nordson Corporation stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment contracts: These are investments in group annuity contracts with Hartford Life which guarantee a fixed interest rate each year. The assets are valued at the fair value as reported by Hartford Life. This value is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money market funds	$610,634	$-	$-	$610,634
Mutual Funds:
Growth Funds	2,694,853	-	-	2,694,853
Blend Fund	1,301,524	-	-	1,301,524
Bond Fund	625,552	-	-	625,552
Allocation Fund	459,844	-	-	459,844
Value Fund	139,042	-	-	139,042
Common/collective funds	-	1,082,577	-	1,082,577
Investment contracts	-	-	3,987,821	3,987,821
Nordson Corporation stock	3,823,481	-	-	3,823,481

Total investments at fair value	$9,654,930	$1,082,577	$3,987,821	$14,725,328

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money market funds	$510,434	$-	$-	$510,434
Mutual Funds:
Growth Funds	2,694,737	-	-	2,694,737
Blend Fund	1,204,512	-	-	1,204,512
Bond Fund	668,639	-	-	668,639
Allocation Fund	434,123	-	-	434,123
Value Fund	80,400	-	-	80,400
Common/collective funds	-	2,868,593	-	2,868,593
Investment contracts	-	-	3,865,248	3,865,248
Nordson Corporation stock	3,181,713	-	-	3,181,713

Total investments at fair value	$8,774,558	$2,868,593	$3,865,248	$15,508,399

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2011:

Investment Contracts
Balance, beginning of year	$3,865,248
Investment income	125,526
Sales	(2,953)

Balance, end of year	$3,987,821

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Investment Contracts
Balance, beginning of year	$3,836,371
Investment income	128,056
Sales	(99,179)

Balance, end of year	$3,865,248

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

5	Investments

The Plan’s funds are invested in the common stock of the Company, mutual funds, and guaranteed investment contracts. Investments which constitute more than 5% of the Plan’s net assets are:

	2011	2010
* Nordson Corporation common stock	$3,823,481	$3,181,713
Hartford Life GA #2374-A, 3.25%	$3,788,153	$3,628,615
Mainstay S&P 500 Index Fund (Class I)	$1,228,759	$1,179,598
Mainstay Large Cap Growth (Class I)	$1,157,595	$1,124,315
KeyBank NA Managed Guaranteed Investment Contract Fund	$1,054,761	$2,828,267
MFS International New Discovery Fund (Class A)	$909,253	$1,009,189

*	Includes both Non-Participant Directed and Participant Directed Investments

During 2011 and 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Mutual funds	$(196,624)	$597,677
Common/collective funds	29,367	49,022
Nordson Corporation common stock	(588,462)	1,462,173

Net appreciation (depreciation) in fair value of investments	$(755,719)	$2,108,872

6	Collective Trust Fund with Guaranteed Investment Contracts

The KeyBank NA Managed Guaranteed Investment Contract Fund is a collective trust fund with a guaranteed investment contract. Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in distributions at other than contract value. There are no reserves against contract value for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2011 and 2010 was $1,082,577 and $2,868,593. The average yield was approximately 2.18% for 2011 and 2.51% for 2010 and the crediting interest rate was approximately 2.15% for 2011 and 2.52% for 2010. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

NOTES TO FINANCIAL STATEMENTS

Nordson

Hourly-Rated Employees’ Savings Trust Plan

7	Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments, which are included within the Nordson Corporation Stock Fund and the Mainstay Cash Reserves Fund I, is as follows:

	2011	2010
Nordson Match Stock Fund
Net Assets:
Nordson Corporation common stock	$436,909	$517,187
Mainstay Cash Reserves Fund I	22,182	21,322
Dividend receivable	1,326	1,182

	$460,417	$539,691

Changes in Net Assets:
Contributions	$10,364	$1,546
Interest and dividend income	4,250	5,475
Net realized and unrealized gains	(44,427)	184,760
Distributions to participants	(36,412)	(44,961)
Net transfers to participant-directed funds	(13,049)	(55,555)

	$(79,274)	$91,265

8	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company.

9	Diversification

An employee who has participated under the Nordson Corporation Union Employees Stock Ownership Plan for ten or more years and who has attained age 55 may elect, within the 90 day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Union Employees Stock Ownership Plan to the Nordson Hourly-Rated Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.

10	Subsequent Event

Management evaluates events occurring subsequent to the date of the financial statements were available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson

Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Nordson Corporation common stock	82,238 shares, Common Stock	N/A	$3,386,572
*	Nordson Corporation common stock	10,610 shares, Common Stock	$338,904	436,909
	Hartford Life GA #2374-A, 3.25%	GA #2374-A, 3.25%, Group Annuity Contract	N/A	3,788,153
	Mainstay S&P 500 Index Fund (Class I)	42,371 shares, Mutual Fund	N/A	1,228,759
	Mainstay Large Cap Growth (Class I)	163,733 shares, Mutual Fund	N/A	1,157,595
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	44,262 shares, Guaranteed Investment Contract	N/A	1,054,761
	MFS International New Discovery Fund (Class A)	46,772 shares, International Stock Fund	N/A	909,253
	MFS Institutional International Equity Fund	5,668 shares, International Stock Fund	N/A	90,241
	Baron Small Cap Fund	23,452 shares, Mutual Fund	N/A	537,763
	Mainstay Balanced Fund (Class I)	17,605 shares, Mutual Fund	N/A	459,844
	Mainstay Cash Reserves Fund (Class I)	22,182 shares, Money Market Fund	$22,182	22,182
	Mainstay Cash Reserves Fund (Class I)	588,452 shares, Money Market Fund	N/A	588,452
	PIMCO Total Return Fund (Administrative Class)	57,548 shares, Bond fund	N/A	625,552
	Hartford Life GA #2374-B, 3.25%	GA #2374-B, 3.25%, Group Annuity Contract	N/A	199,668
	T. Rowe Price Institutional Large-Cap Value Fund	11,341 shares, Mutual Fund	N/A	139,042
	Vanguard Mid-Cap Index Fund (Investor Shares)	3,703 shares, Mutual Fund	N/A	72,766

				14,697,512
*	Participant loans	Participant loans (interest ranging from 3.25% to 8.25%)	N/A	722,635

				$15,420,147

*	Party-in-interest to the Plan.
**	Historical cost provided only for nonparticipant-directed investments.
^^	Amount reported at contract value.

SCHEDULE OF REPORTABLE TRANSACTIONS

Form 5500, Schedule H, Part IV, Line 4j

Nordson

Hourly-Rated Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 015

December 31, 2011

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (i) - Single transaction in excess of 5% of plan assets
New York Life Trust Company	Mainstay Cash Reserves Fund I	$835,230	$-	$-	$-	$835,230	$835,230	$-

Category (iii) - Series of transactions of the same issue in excess of 5% of plan assets
New York Life Trust Company	Mainstay Cash Reserves Fund I	$2,144,946	$-	$-	$-	$2,144,946	$2,144,946	$-

New York Life Trust Company	Mainstay Cash Reserves Fund I	$-	$887,776	$-	$-	$887,776	$887,776	$-

Exhibits

The following exhibit is filed herewith:

Exhibit No.
23-a	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 22, 2012

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Senior Vice President, Chief Financial Officer
Nordson Corporation